UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number:  001-38480

IMV Inc.

(Name of registrant)

130 Eileen Stubbs Avenue, Suite 19

Dartmouth, Nova Scotia

B3B 2C4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this report on Form 6-K are hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of IMV Inc. (File No. 333-266082), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: August 5, 2022	By:	/s/ Brittany Davison
Name: Brittany Davison
Title: Snr. VP Finance acting as Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release dated August 5, 2022 related to the Company re-establishing its At-The-Market Facility
99.2	Equity Distribution Agreement dated August 4, 2022 between the Company and Piper Sandler & Co.
99.3	Consent of McCarthy Tétrault LLP